SCHEDULE A

FINANCIAL STATEMENTS OF NEW BAYTEX

Auditors' Report

To the Board of Directors of Baytex Energy Corp.

We have audited the balance sheet of Baytex Energy Corp. (the "Corporation") as at October 26, 2010. This balance sheet is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Corporation as at October 26, 2010 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta                                                                                     (signed) "Deloitte & Touche LLP"

October 26, 2010                                                                                     Chartered Accountants

BAYTEX ENERGY CORP.

BALANCE SHEET

As at October 26, 2010

$
Assets
Cash	40

Shareholder's Equity
Common Shares (Note 2)	40
Approved by the Board of Directors

(signed) "Anthony W. Marino"                                                                                     (signed) "W. Derek Aylesworth"

Director                                                                                                                              Director

BAYTEX ENERGY CORP.

NOTES TO THE BALANCE SHEET

As at October 26, 2010

1.	Incorporation and Basis of Presentation

Baytex Energy Corp. (the "Corporation") was incorporated under the provisions of the Business Corporations Act (Alberta) on October 22, 2010. Its purpose is to ultimately become the publicly traded parent company of Baytex Energy Ltd. ("BEL") pursuant to a Plan of Arrangement associated with the conversion of Baytex Energy Trust (the "Trust") from a trust structure to a corporation (the "Arrangement").

The Corporation has issued 1 Common Share to BEL for cash consideration of $40. Other than the issuance of the Common Share, the Corporation has engaged in no other activities and it will remain inactive until the proposed Arrangement is completed. This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

On October 25, 2010, the Board of Directors of BEL, on behalf of the Trust as administrator, and on behalf of BEL, approved the Arrangement. If the Arrangement is approved by the Trust's unitholders and the Court of Queen's Bench of Alberta, unitholders of the Trust will receive 1 Common Share of the Corporation for each trust unit held. The Arrangement will be accounted as a continuity of interests. After the completion of the Arrangement, the consolidated financial statements of the Corporation will reflect the assets and liabilities of the Trust at their respective carrying amounts in the accounts of the Trust. It is expected that the Arrangement will be completed on or about December 31, 2010.

2.	Share Capital

The Corporation is authorized to issue an unlimited number of voting Common Shares and 10,000,000 preferred shares.  As at October 26, 2010, there was 1 Common Share outstanding.